Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On June 18, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

This filing contains the text of an announcement sent to all employees of Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) formerly employed by Millennium, on July 1, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Announcement:

To:	Equistar Employees Formerly Employed by Millennium

From:	Lyondell Human Resources

Subject:	Effect of the Proposed Millennium Transaction on Your Pension Benefits Post-Closing

Date:	June 30, 2004

We’ve received a number of questions regarding pension benefits and the effect of our proposed transaction with Millennium on those benefits.

The Millennium, Equistar and Lyondell pension plans are in place for the benefit of each of the company’s employees and will continue to remain separate plans after the close of the transaction

Equistar employees with Millennium Pension Benefits

Current Equistar non-represented employees who transferred from Millennium have separate pension benefits under the Equistar and Millennium pension plans. The transaction does not change this.

The terms of each separate plan apply to calculate your benefits and only your actual service worked at each company is used to calculate the benefit in that company’s plan. So, service while previously employed at Millennium is used to calculate a benefit under the Millennium plan. A separate benefit is payable from the Equistar pension plan for service at Equistar.

For instance, if you have 10 years of continuous service at Millennium and 5 years of continuous service at Equistar at retirement, your retirement package will consist of the Millennium pension benefit (using 10 years of service and your final average pay, which includes your pay at both Millennium and Equistar) plus the Equistar pension benefit (using 5 years of service and your final average pay at Equistar).

The Millennium plan does not recognize pay increases while working at Lyondell, only Equistar. Certain Equistar employees have been loaned to Lyondell, but continue to be paid by Equistar. Their pension benefits will be treated the same way as described above.

You will be eligible for a pension benefit distribution from Millennium’s pension plan only when you no longer work as an employee within the Lyondell enterprise.

Equistar employees with Millennium pension benefits who are loaned to Lyondell

We are reviewing this situation and will decide prior to the end of this year if changes will be made. In the meantime, you will continue to be loaned from Equistar to Lyondell.

For more information

If you participate in the Equistar Represented Plan, or were formerly in Millennium Represented Plans, your situation is different. Please contact your local Lyondell or Equistar HR representative or 1-888-596-8008 option 13, sub option 2.

At the time of the close, more detailed information regarding benefit plans (including pension plans) will be provided to Equistar employees for further clarification.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on June 18, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.